UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AESI Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

04930R 107

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04930R 107

1.	Name of reporting person Anne and Bud Oil & Gas Vested, LLC
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO (Limited Liability Company)

1

CUSIP No. 04930R 107

1.	Name of reporting person Brigham Children’s Family LP
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person PN (Partnership)

2

CUSIP No. 04930R 107

1.	Name of reporting person BCFP GP, LLC
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO (Limited Liability Company)

CUSIP No. 04930R 107

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

CUSIP No. 04930R 107

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2023 by and on behalf of Atlas Sand Holdings, LLC, a Delaware limited liability company, Atlas Sand Holdings II, LLC, a Delaware limited liability company, Atlas Sand Management Company, LLC, a Texas limited liability company, Atlas Sand Management Company II, LLC, a Delaware limited liability company, and Ben M. Brigham (each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of AESI Holdings Inc. (f/k/a Atlas Energy Solutions Inc.), a Delaware corporation (the “Issuer”), Amendment No. 1 thereto filed on August 2, 2023, Amendment No. 2 thereto filed on September 13, 2023, and Amendment No. 3 thereto filed on September 26, 2023 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is located at 5918 W. Courtyard Drive, Suite 500, Austin, TX 78730.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of the Issuer. The principal executive offices of the Issuer are located at 5918 W. Courtyard Drive, Suite 500, Austin, Texas 78730.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by Anne and Bud Oil & Gas Vested, LLC (“Anne and Bud Vested”), BCFP GP, LLC (“BCFP GP”), Mr. Brigham and Brigham Children’s Family LP (“Brigham Children’s LP”) (each, a “Reporting Person”).

(b) The address of the principal business office of Mr. Brigham is 5918 W. Courtyard Drive, Suite 500 Austin, TX 78730. The address of the principal business office of Anne and Bud Vested and Brigham Children’s LP is 3806 Spirit Lake Cove Austin, TX 78746. The address of the principal business office of BCFP GP is 5914 W. Courtyard Drive, Suite 320 Austin, TX 78730.

(c) The principal occupation of Mr. Brigham is as a self-employed investor, as well as the Chairman of the board of directors of the Issuer (the “Board”) and Chief Executive Officer of the Issuer. Anne and Bud Vested is a manager-managed limited liability company with the principal business of holding various investments on behalf of its members. BCFP GP is a manager-managed limited liability company with the principal business of holding various investments on behalf of its members. Brigham Children’s LP is a general partner-managed limited partnership with the principal business of holding various investments on behalf of its partners.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Brigham is a citizen of the United States of America. Anne and Bud Vested and BCFP GP are limited liability companies organized under the laws of the State of Texas. Brigham Children’s LP is a limited partnership organized under the laws of the state of Texas.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to insert the following paragraph immediately following the tenth paragraph:

Pursuant to the MRA, on October 2, 2023, among other things, (a) each share of Class A Common Stock and each OpCo Unit held by the Reporting Persons was converted into one share of New Atlas Common Stock, (b) each share of Class B Common Stock held by the Reporting Persons was cancelled for no consideration, and (c) the Issuer changed its name from “Atlas Energy Solutions Inc.” to “AESI Holdings Inc.,” as disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on October 3, 2023 (the “Closing 8-K”). As a result of the foregoing, as of October 2, 2023, the Reporting Persons no longer beneficially own any shares of Class A Common Stock or Class B Common Stock or OpCo Units.

CUSIP No. 04930R 107

The foregoing summary of the transactions that were consummated pursuant to the MRA does not purport to be complete and is qualified in its entirety by the full text of the Closing 8-K, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c), (e) of the Original Schedule 13D is hereby amended and restated as follows.

(a) The information set forth on the cover pages is incorporated by reference into this Item 5.

The Reporting Persons are not the beneficial owners of any shares of Class A Common Stock or Class B Common Stock.

(b) The number of shares of Class A Common Stock and Class B Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Schedule 13D.

(c) The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 5(c).

(e) On October 2, 2023, each of Mr. Brigham, Anne and Bud Vested, BCFP GP and Brigham Children’s LP ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 04930R 107

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2023

/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact

ANNE AND BUD OIL & GAS VESTED, LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Manager

BCFP GP, LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

BRIGHAM CHILDREN’S FAMILY LP
By:	BCFP GP, LLC, its General Partner

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

[Signature Page to Schedule 13D]